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07070822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

August 7, 2007

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	102
Public Availability	August 7, 2007

Jeffrey R. O'Brien
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England

**Re: ABN AMRO Holding N.V.: Exemptive Relief from Rule 102 of Regulation M
File No. TP 07-82**

P.O. 8-6-07

Dear Mr. O'Brien:

In your letter dated August 6, 2007, as supplemented by conversations with the staff, you request on behalf of ABN AMRO Holding N.V., a public limited liability company incorporated in The Netherlands ("ABN AMRO"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with the exchange offer ("Offer") being conducted by Barclays PLC, a public limited company organized under the laws of England ("Barclays"), to acquire all of the outstanding shares of ABN AMRO.

You seek an exemption to permit certain ABN AMRO affiliates to conduct specified transactions outside the United States in Barclays Shares during the distribution of Barclays Shares to the shareholders of ABN AMRO. Specifically, you request that: (i) the Market-Making Branch be permitted to continue to engage in market-making activities as described in your letter; (ii) the Derivatives Market-Making Units and Hedging Units be permitted to continue to engage in derivatives market making and hedging activities as described in your letter; (iii) the Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iv) the Trustees and Personal Representatives be permitted to continue to engage in trust and estate activities as described in your letter; (v) the Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter; and (vi) the Banking Units be permitted to continue to engage in banking-related activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants ABN AMRO an exemption from Rule 102 of Regulation M to permit the Market-Making

Branch, the Derivatives Market-Making Units and Hedging Units, the Asset Managers, the Trustees and Personal Representatives, the Brokerage Units, and the Banking Units (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- During the twelve months ended June 30, 2007, the worldwide average daily trading volume ("ADTV") of Barclays Shares was approximately 44.4 million Barclays Shares, or approximately £306.0 million (approximately US$620.8 million) in value, and Barclays' market capitalization as of July 27, 2007, was £44.3 billion (US$89.9 billion);

- The ADTV value for Barclays Shares for the year ended December 31, 2006, was approximately £34.5 million (or approximately US$67.2 million), and the public float value for Barclays Shares was in excess of US$95 billion as of June 15, 2007;

- The principal trading market for Barclays Shares is the United Kingdom and trading on the LSE accounted for approximately 95.56% of the worldwide average trading volume in Barclays Shares (including Barclays Shares represented by Barclays ADSs) during the 12 months ended June 30, 2007;

- The number of Barclays Shares to be delivered to ABN AMRO shareholders in the Offer will represent approximately 61.3% of the Barclays Shares currently outstanding;

- ABN AMRO maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between any area in which Market Activities of the Companies are conducted and any other area of ABN AMRO in which price sensitive information relating to Barclays Shares, including information relating to the Offer, would be available;

- Each of the Market Activities conducted by the Companies as described in your letter represented less than 1.0% of the worldwide average daily trading volume of Barclays Shares (including Barclays Shares represented by Barclays ADSs) for the 12 months ended June 30, 2007;

- Each of the Companies conducts its activities outside the United States;

- The withdrawal of a significant market maker in derivatives on Barclays Shares in the primary market for those shares for an extended period of time would have harmful effects on the market for such derivatives worldwide, as well as on the

Hedging Units' ability to manage hedge positions maintained by them and their customers previously established in connection with this activity; and

- Each of the Companies has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with the applicable Dutch law and its interpretation by the AFM in relation to the Offer, the laws of the United Kingdom, and other non-US laws.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Offer;

3. The Offer documents distributed to US holders will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. ABN AMRO and each of the Companies will provide to the Division of Market Regulation ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred, and
   (c) whether the transactions were made for a customer account of a proprietary account;

5. Upon request of the Division, ABN AMRO and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. ABN AMRO and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Offer;

7. Representatives of ABN AMRO and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, ABN AMRO and each of the Companies will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Associate Director

Attachment

DAVIS POLK & WARDWELL

99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JEFFREY R. O'BRIEN
020 7418 1376
JEFFREY.OBRIEN@DPW.COM

7 August 2007

Elizabeth Sandoe
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Dear Elizabeth:

Per instructions of Joan Collopy, enclosed please find an original, signed version of the ABN AMRO Holding N.V. request for exemptive relief from Rule 102 of Regulation M dated August 6, 2007.

Best regards,



Jeffrey R. O'Brien

Enclosure

DAVIS POLK & WARDWELL

99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JEFFREY R. O'BRIEN
020 7418 1376
JEFFREY.OBRIEN@DPW.COM

August 6, 2007

Re: ABN AMRO Holding N.V.: Request for Exemptive Relief from Rule 102 of Regulation M

Mr. James A. Brigagliano
Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Dear Mr. Brigagliano:

We are writing on behalf of our client ABN AMRO Holding N.V., a public limited liability company incorporated in The Netherlands ("**ABN AMRO**"), about the application of Regulation M to transactions by affiliates of ABN AMRO (the "**ABN AMRO Affiliates**", and each an "**ABN AMRO Affiliate**") in the ordinary shares of Barclays PLC ("**Barclays Shares**"), and the American Depositary Shares, each representing four Barclays Shares ("**Barclays ADSs**"), during the distribution of Barclays Shares and Barclays ADSs to be made by Barclays to shareholders of ABN AMRO, in connection with the proposed offer (the "**Offer**") for all of the outstanding ordinary shares of ABN AMRO ("**ABN AMRO Shares**"), including American Depositary Shares each representing the right to receive one ABN AMRO Share ("**ABN AMRO ADSs**"). Specifically, on behalf of ABN AMRO, we ask the Commission to grant exemptive relief from Rule 102 of Regulation M to permit ABN AMRO Affiliates to continue to engage, in the ordinary course of business as described below and in accordance with applicable local law, in the following activities during the Restricted Period (as defined below):

Market Making Activities. As is customary in Europe for financial institutions, ABN AMRO engages in market-making activities with respect to Barclays Shares through a branch dedicated to that function (the "**Market-Making Branch**"). The Market-Making Branch makes bids and offers for Barclays Shares and purchases and sells Barclays Shares on the London Stock Exchange (the "**LSE**"). The Market-Making Branch effects these transactions for its own account in order to provide liquidity to the market and to enable it to allow clients to execute trades in Barclays Shares with it. The Market-Making Branch conducts its market-making activities solely outside of the United States and manages these activities from London.

Derivatives Market Making and Hedging. As derivatives market makers, certain ABN AMRO Affiliates (the "**Derivatives Market-Making Units**") create, redeem, issue, buy and sell derivatives on Barclays Shares for their own accounts and for the accounts of their customers. In addition, certain ABN AMRO Affiliates (the "**Hedging Units**") solicit and effect trades in Barclays Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of the Derivatives Market-Making Units and their customers that are established in connection with their derivatives market-making activities. The activities of the Derivatives Market-Making Units and the Hedging Units are conducted solely outside of the United States. The market activities of the Derivatives Market-Making Units and the Hedging Units for which relief is sought are conducted solely outside of the United States.

Trading in Barclays Shares by Asset Managers. Certain ABN AMRO Affiliates manage the assets of mutual funds, pension funds, group trusts, common trusts and investor portfolios (such affiliates, the "**Asset Managers**"; such funds, trusts and investor portfolios, the "**Managed Funds**"). As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers buy and sell Barclays Shares and Barclays ADSs for the Managed Funds' accounts. The market activities of the Asset Managers for which relief is sought are conducted solely outside of the United States.

Trading in Barclays Shares by Trustees and Personal Representatives of Estates. Certain ABN AMRO Affiliates (the "**Trustees and Personal Representatives**") act as trustees, executors and/or personal representatives of testamentary, *inter vivos* and charitable trusts, as well as estates, (the "**Trusts and Estates**"). As part of their responsibilities, the Trustees and Personal Representatives purchase and sell Barclays Shares for the accounts of the Trusts and Estates. The market activities of the Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

Unsolicited Brokerage Activities. Certain ABN AMRO Affiliates (the "**Brokerage Units**") effect unsolicited brokerage transactions in Barclays Shares, Barclays ADSs and derivatives on Barclays Shares and Barclays ADSs by placing orders for customers. The market activities of the Brokerage Units for which relief is sought are conducted solely outside the United States.

Banking-Related Activities. In connection with their retail and commercial banking services, certain ABN AMRO Affiliates (the "**Banking Units**") engage in the marketing and sale of investment products, including funds which may include Barclays Shares, to banking customers. In addition, the Banking Units provide investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell Barclays Shares. The activities of the Banking Units for which relief is sought are conducted solely outside of the United States.

We refer to these activities collectively as the "**Market Activities**".

We note that while ABN AMRO Affiliates may, subject to applicable laws, have undertaken certain of the Market Activities in the United States in the past, it does not carry on such activities in the United States at present or will forgo such Market Activities during the Restricted Period (as defined below). As a result, the exemptive relief requested in this letter relates to Market Activities to be conducted solely outside of the United States.

The availability of the exemption that ABN AMRO is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

The descriptions of factual matters in this letter, including the market for Barclays Shares and the business and market activities of ABN AMRO Affiliates, as well as the descriptions of certain matters under the laws of other jurisdictions outside the United States included in this letter, have been provided to us by ABN AMRO.

I. The Market for Barclays Shares

As of June 30, 2007, Barclays had, issued and outstanding, 6,545,102,018 Barclays Shares, options to purchase 417,133,039 Barclays Shares and 871,875 staff shares of £1 each. As of July 27, 2007, Barclays market capitalization was approximately £44.3 billion (or approximately US$89.9 billion at the exchange rates prevailing on July 27, 2007), making Barclays the seventh largest LSE-listed company in terms of market capitalization at that time. The worldwide average daily trading volume of Barclays Shares for the twelve months ended June 30, 2007 was approximately 44.4 million Barclays Shares, or approximately £306.0 million (approximately US$620.8 million at July 27, 2007 exchange rates) in value.

The Barclays Shares are listed on the LSE and the Tokyo Stock Exchange (the "**TSE**").[1] The overwhelmingly dominant trading market for the Barclays Shares is the United Kingdom. During the twelve months ended June 30, 2007, the average daily trading volume of Barclays Shares on the LSE was approximately 42.4 million Barclays Shares, or approximately £292.4 million (approximately US$593.2 million at July 27, 2007 exchange rates) in value. This represents approximately 95.56% of the worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

The LSE is the principal London exchange for equity and bond trading. The listing of securities is subject to the Listing Rules of the United Kingdom Listing Authority (the "**UKLA**") and the LSE's own Admission and Disclosure Standards. The LSE is also a prescribed market for the purposes of the market abuse regime in the United Kingdom, which is described in further detail below.

Barclays is a foreign private issuer as defined in Rule 3b-4(c) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and is subject to the information reporting requirements of the Exchange Act. Barclays Shares and Barclays ADSs are listed on, although only Barclays ADSs are traded on, the NYSE. During the twelve months ended June 30, 2007, the average daily trading volume of Barclays ADSs on the NYSE was approximately 494,000 Barclays ADSs, which represent 1,976,000 Barclays Shares, or approximately £13.6 million (approximately US$27.6 million at July 27, 2007 exchange rates) in value. This represents approximately 4.44% of worldwide average daily trading volume in the Barclays Shares (including Barclays Shares represented by Barclays ADSs).

II. The Market Activities for Which Relief is Sought

ABN AMRO is a leading international banking group offering a wide range of banking products and financial services on a global basis through a network of more than 4,500 offices and branches in 53 countries as at December 31, 2006. ABN AMRO is the largest banking group in the Netherlands and is one of the largest banking groups in the world, with total consolidated assets of €987.1 billion at December 31, 2006. ABN AMRO also has a substantial presence in Brazil, Italy and the Midwestern United States and is one of the largest foreign banking groups in the United States, based on total assets held as at December 31, 2006. ABN AMRO also has extensive international advisory, capital markets and investment banking activities and its global asset management business manages €193.3 billion in specialist mandates and mutual funds in Europe, the Americas, Asia and Australia.

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[1] Barclays Shares are also listed on the NYSE, but as discussed below only Barclays ADSs are traded on the NYSE.

Market Making Activities. As is customary in Europe for financial institutions, ABN AMRO engages in market-making activities with respect to Barclays Shares through a branch dedicated to that function (the "**Market-Making Branch**"). The Market-Making Branch makes bids and offers for Barclays Shares and purchases and sells Barclays Shares on the LSE. The Market-Making Branch effects these transactions for its own account in order to provide liquidity to the market and to enable it to allow clients to execute trades in Barclays Shares with it. The Market-Making Branch conducts its market-making activities outside the United States and manages these activities from London.

The LSE is an order-matching system, not an inter-dealer market with formal, officially designated market makers. The Market-Making Branch engages in its market-making activities by placing bids and offers on the LSE, primarily through one of the Brokerage Units. However, the Market-Making Branch is not required to and does not maintain independently established bid and ask prices. In connection with block trades, if an adequate counterparty order is not available on the LSE at the time that the bid or offer is placed, the broker through which the order was placed, or the Market-Making Branch itself, may solicit counterparty orders. The Market-Making Branch is not required to make a market in Barclays Shares. Accordingly, the Market-Making Branch does not act as a "market maker" as that term is understood in the United States securities markets.

The Market-Making Branch's market-making activities generally do not comprise in excess of 5% of the average daily trading volume in Barclays Shares on the LSE. The monthly average percentage of outstanding Barclays Shares held as a result of market-making activities has always been below 0.1%.

During the Restricted Period (as defined below), the Market-Making Branch intends to continue its market-making activities in the ordinary course of business, although the distribution of Barclays Shares and ADSs upon settlement of the Offer is expected to result in increased selling pressure and thus volumes of transactions by the Market-Making Branch may be higher than average and represent a greater than average percentage of trading volume.

Derivatives Market Making and Hedging. The Derivatives Market-Making Units create, redeem, issue, buy and sell derivatives and other structured products relating to various securities, including Barclays Shares, for their own accounts and for the accounts of their customers. These derivatives and structured products include listed and over-the-counter options, warrants, convertible securities, futures, forwards, repurchase agreements, swaps, cash-settled derivatives, index futures, exchange-traded funds and similar products relating to Barclays Shares or to baskets or indices including Barclays Shares. Some of these derivatives and structured products are designed by the Derivatives Market-Making Units for sale to multiple customers ("**ABN AMRO-Designed Derivatives**"), while others are custom-made products that the Derivatives Market-Making Units create based on the specifications of the individual customer or customers to whom the product will be sold ("**Customer-Designed Derivatives**"). Customer-Designed Derivatives may be linked directly to the performance of individual securities, including Barclays Shares, or to baskets or indices of securities which may include Barclays Shares. ABN AMRO-Designed Derivatives are not linked to the performance of individual securities, but some are linked to indices or to baskets of securities which may include Barclays Shares. In connection with the redemption of derivatives or other structured products described in this paragraph, Derivatives Market-Making Units may also purchase Barclays Shares in order to deliver them to the derivative counterparties. The Derivatives Market-Making Units engage in these derivative market-making activities in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions.

The Hedging Units solicit and effect trades in Barclays Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of the Derivatives Market-Making Units and their customers that are established in connection with the derivatives market-making activities described above.

The Derivatives Market-Making and Hedging Units engage in their Market Activities solely in the ordinary course of business and not in contemplation of the Offer. The derivatives market-making and hedging transactions for which relief is sought are conducted solely outside of the United States.

Trading in Barclays Shares by Asset Managers. As part of their investment management activities, the Asset Managers buy and sell securities, including Barclays Shares and Barclays ADSs, for Managed Funds' accounts. Each of the Asset Managers manages one or more of three types of Managed Funds: those over which they have broad investment discretion ("**Discretionary Managed Funds**"); those that require client instruction or consent prior to making an investment ("**Non-Discretionary Managed Funds**"); and those that require the Asset Managers to track the performance of an underlying index or to follow a prescribed investment model ("**Index- or Model-Driven Funds**").

Under applicable local laws the Asset Managers of Discretionary Managed Funds have a fiduciary or similar duty to oversee the funds' investments in a manner that is in the best interests of the investors in those funds, and the Asset Managers of Non-Discretionary Managed Funds have a fiduciary and/or contractual duty to make recommendations as to the funds' investments in a manner that is in the best interests of the investors in, or beneficiaries of, those funds. The Asset Managers also have a contractual duty to follow the investment instructions of the beneficiaries of the Non-Discretionary Managed Funds.

Under the terms and conditions that govern the management of the Index- or Model-Driven Funds, the Asset Managers are required to replicate, as closely as practicable, the performance of a particular securities market index or to invest the assets of the fund according to a prescribed investment model. The index to which an Index- or Model-Driven Fund is linked may include Barclays Shares or Barclays ADSs, and the investment model which an Index- or Model-Driven Fund is required to follow may require the purchase or sale of Barclays Shares or Barclays ADSs.

In certain cases, the beneficial owner of a Managed Fund may be an ABN AMRO Affiliate. In the event that an ABN AMRO Affiliate were the beneficial owner of a Non-Discretionary Managed Fund, it would refrain from instructing the relevant Asset Manager to purchase or sell Barclays Shares or Barclays ADSs during the Restricted Period (as defined below).

The Asset Managers engage in their Market Activities solely in the ordinary course of business and not in contemplation of the Offer. The market activities of the Asset Managers for which relief is sought are conducted solely outside of the United States.

Trading in Barclays Shares by Trustees and Personal Representatives. The Trustees and Personal Representatives administer the Trusts and Estates, including through the investment of their assets. The Trustees and Personal Representatives generally have broad investment discretion over the assets, similar to the discretion of the Asset Managers with respect to Discretionary Managed Funds, and as with those Asset Managers, they have fiduciary or similar duties under applicable local laws to oversee the Trusts and Estates in a manner that is in the best interests of their beneficiaries.

The Trustees and Personal Representatives engage in their Market Activities solely in the ordinary course of business and not in contemplation of the Offer. The market activities of the Trustees and Personal Representatives for which relief is sought are conducted solely outside of the United States.

Unsolicited Brokerage Activities. The Brokerage Units effect unsolicited brokerage transactions in Barclays Shares, Barclays ADSs and derivatives on Barclays Shares and Barclays ADSs by placing orders for customers, including Asset Managers. These brokerage transactions arise from unsolicited buy or sell orders received by the Brokerage Units from their customers, although the Brokerage Units may solicit the other sides of these transactions. The Brokerage Units generally conduct these transactions as agents or riskless principals, although in certain cases Brokerage Units may guarantee a price for the customer (for example, the volume-weighted average price over the course of a trading day), in which case the Brokerage Unit executing the trade will assume the risk of any differential between the guaranteed price and the price at which they are able to purchase the securities in the market. As discussed further below, the Brokerage Units have in place information barriers to prevent price-sensitive information from passing between the Brokerage Units and any other area of ABN AMRO in which price-sensitive information relating to Barclays Shares, including information relating to the Offer, would be available.

Although the Brokerage Units from time to time provide advice to their customers regarding an investment in Barclays Shares or Barclays ADSs, none of the Brokerage Units, ABN AMRO or other ABN AMRO Affiliates will produce research reports concerning Barclays during the Restricted Period. Furthermore, the personnel of the Brokerage Units have been instructed not to make any recommendations to their customers with respect to Barclays Shares or Barclays ADSs during the Restricted Period.

The Brokerage Units engage in their Market Activities solely in the ordinary course of business and not in contemplation of the Offer. The market activities of the Brokerage Units for which relief is sought are conducted solely outside the United States.

Banking-Related Activities. The Banking Units provide a number of banking services to retail and commercial customers. These services include the marketing and sale of certain investment products, including funds which may contain Barclays Shares, to banking customers. Some of these funds are managed by ABN AMRO Affiliates who are Asset Managers, while others are managed by third-party fund managers. Most funds marketed and sold by the Banking Units comply with the requirements set forth in the European Union's Council Directive 85/611/EEC, commonly known as the "**UCITS Directive**". The UCITS Directive provides, among other things, that no security included in a fund may represent more than 5% of the fund's assets (although Member States may raise this limit to 10%, provided that securities which represent more than 5% of the fund's assets do not in aggregate represent more than 40% of the fund's assets). A limited number of funds are "Non-UCITS Retail Schemes", or "**NURS**". NURS are subject to similar restrictions as UCITS-compliant funds, although NURS may (but generally do not) invest up to 10% of their assets in the securities of the single issuer.

In addition, the Banking Units provide investment advice and financial planning guidance to banking customers. This advice and guidance may include providing information which would assist customers in determining whether to purchase or sell Barclays Shares. Unlike Asset Managers, the Banking Units are not necessarily bound by fiduciary duties or specific contractual obligations in giving this advice and guidance. However, the Financial Planning and Advisory Units have enacted internal policies and procedures which prohibit them from making a recommendation to customers as to whether they should purchase or sell Barclays Shares; the units provide only objective information about Barclays Shares and/or a summary of the views of a fixed group of research analysts who publish information about Barclays.

The Banking Units engage in their Market Activities solely in the ordinary course of business and not in contemplation of the Offer. The activities of the Banking Units for which relief is sought are conducted solely outside of the United States.

III. The Offer

Pursuant to the Offer, ABN AMRO shareholders will have the right to exchange each of their ABN AMRO ordinary shares for 2.13 Barclays Shares and the U.S. dollar equivalent of €13.15 in cash. Holders of ABN AMRO ADSs will have the right to exchange each of their ABN AMRO ADSs for 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash. Pursuant to a "mix and match" facility, holders of ABN AMRO Shares and ABN AMRO ADSs will be able to elect to vary the proportion of cash and Barclays Shares or Barclays ADSs they receive, but the total number of Barclays Shares (including those represented by Barclays ADSs) issued and the total amount of cash paid in connection with the Offer will be fixed.[2]

Assuming that all outstanding ABN AMRO Shares and ABN AMRO ADSs are tendered in the Offer, former holders of ABN AMRO Shares and ABN AMRO ADSs and existing holders of Barclays Shares and Barclays ADSs will own approximately 35% and 55.6%, respectively, of the outstanding Barclays Shares (including Barclays Shares represented by Barclays ADSs). We understand the balance of Barclays Shares will be owned by two strategic investors, China Development Bank and Temasek Holdings (Private) Ltd., each of whom has agreed to subscribe for Barclays Shares prior to completion of the Offer and for additional Barclays Shares (subject to a "clawback" placing to certain existing shareholders of Barclays and other institutional investors outside the United States) conditional upon completion of the Offer.

Barclays will make the Offer as a single global offer in The Netherlands, the United Kingdom, the United States and a number of other jurisdictions in which Barclays is permitted to make the Offer.[3] Barclays expects that the Offer will commence in accordance with the timeframe described below and will expire at least six weeks later on a date to be established at the time of commencement, subject to extension (the "**Initial Offering Period**"). Completion of the Offer will be subject to several conditions, including the requirement that 80% or more of the outstanding ABN AMRO Shares (including shares underlying the ABN AMRO ADSs) be validly tendered and not withdrawn as of the expiration of the Initial Offering Period. If the Offer is declared unconditional, Barclays may provide a subsequent offering period (the "**Subsequent Offering Period**") in accordance with applicable Dutch and U.S. law.

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[2] In order to ensure that the value of the exchange does not change other than as a result of relative fluctuations in the market price of Barclays Shares and ABN AMRO Shares, the exchange ratios of 2.13 Barclays Shares and €13.15 in cash for each ABN AMRO Share and 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each ABN AMRO ADS are subject to change in the event of certain corporate actions that directly affect share value such as issuances of additional share capital or payment of dividends or other distributions.

[3] The other offer jurisdictions are Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland.

In conducting the Offer, Barclays expects to be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a cross-border tender offer under certain conditions.

Barclays intends to extend the Offer into the United States. Barclays has filed with the Commission, and the Commission has declared effective, a Registration Statement on Form F-4 (File No. 333-143666) (the "**Form F-4**"), containing a U.S. exchange offer document/prospectus (the "**U.S. Offer Document**"), to register the new Barclays Shares (as well as the shares of a subsidiary of Barclays), and the Bank of New York, as depositary for the Barclays American Depositary Receipt facility, intends to file a post-effective amendment to the Registration Statement on Form F-6 (File No. 333-96567) to register the new Barclays ADSs to be issued in the Offer. The Offer will comply with the Exchange Act and the rules and regulations thereunder.

The Offer has been structured to comply with the requirements of the Dutch Financial Supervision Act (*Wet financieel toezicht*), the Dutch Securities Market Supervision Act (*Wet toezicht effectenverkeer 1995*), the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer 1995*) and the relevant regulations promulgated thereunder, which govern tender offers in the Netherlands, as well as applicable rules and regulations of the Dutch securities regulator, the Netherlands Authority for the Financial Markets (*Stichting Autoreit Financiële Markten*) (the "**AFM**", and the foregoing legislation, rules and regulations together, the "**Dutch Takeover Regulations**"). The AFM and the Commission are parties to an agreement between the United States and the Kingdom of the Netherlands on Mutual Administrative Assistance in Securities Matters, dated December 11, 1989 and July 1, 1992, and have also recently signed a Memorandum of Understanding between the Commission and the College of Euronext Regulators, dated January 25, 2007, concerning consultation and cooperation regarding the implementation of securities laws with respect to certain matters. ABN AMRO and Barclays have been advised that the Offer will not be subject to the United Kingdom's City Code on Takeovers and Mergers (the "**City Code**") and that Barclays does not intend to conduct the Offer in compliance with the City Code.

Barclays has submitted to the AFM, on a confidential basis, a draft offer document (the "**Dutch Offer Document**"). Barclays has also submitted, on a confidential basis, a draft prospectus (the "**U.K. Prospectus**") to the UKLA for its review. We understand that the AFM has confirmed that it has no further comments in relation to the Dutch Offer Document, and the UKLA has approved the U.K. Prospectus. On the date hereof, Barclays expects to publish an announcement in at least two Dutch daily newspapers announcing the availability of the Dutch Offer Document and the U.K. Prospectus to holders of ABN AMRO Shares in certain jurisdictions outside of the United States, and on August 7, 2007, Barclays expects to deliver copies of the U.S. Offer Document to holders of ABN

AMRO shares with registered addresses in the United States and Canada and to holders of ABN AMRO ADSs in the United States, Canada and in certain other jurisdictions worldwide.

Under the applicable Dutch Takeover Regulations, the minimum duration of the Initial Offering Period may not be less than 20 calendar days, with no maximum being specified. The Initial Offering Period will be no shorter than 20 U.S. business days. The Initial Offering Period may not be declared unconditional and withdrawal rights may be not be terminated (unless the Offer is terminated) prior to October 4, 2007, which is the date set forth as the expiration date in the U.S. Offer Document. One or more extensions of the Initial Offering Period are permitted, with no minimum or maximum duration being specified; withdrawal rights must be made available during any such extension The Offer is subject to a number of conditions, including the receipt of various regulatory approvals in over 50 jurisdictions. Neither ABN AMRO nor Barclays has control over whether or when such approvals will be granted. Consequently, it is possible that the Offer may be open for acceptance for a period of several months.

After expiration of the Initial Offering Period (including any extensions and assuming all conditions to the Offer have been met or waived and the Offer has been declared unconditional), the Offer will close, and Barclays will pay for all ABN AMRO Shares and ABN AMRO ADSs tendered against the issue of Barclays Shares and Barclays ADSs and the delivery of cash. Settlement is expected to occur no later than five Dutch trading days after the Offer is declared unconditional; the Offer is required to be declared unconditional within three Dutch trading days after the end of the acceptance period.

Any Subsequent Offering Period (which would be a "subsequent offering period" for purposes of Rule 14d-11 under the Exchange Act) would be no shorter than three U.S. business days, and under the applicable Dutch Takeover Regulations it may be no longer than 15 Dutch trading days.

IV. Application of Regulation M

In connection with the Offer, Barclays will offer U.S. investors the ability to exchange their ABN AMRO Shares and ABN AMRO ADSs for Barclays Shares and Barclays ADSs. As a result, Barclays will be considered to be engaged in a distribution in the United States for purposes of Regulation M. Subject to enumerated exceptions, Rule 102 of Regulation M makes it unlawful for an issuer or affiliated purchaser, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase a covered security during the applicable restricted period. ABN AMRO believes that, under Regulation M, the restricted period for the distribution (the "**Restricted Period**") will commence on the day on which the Dutch Offer Document, the U.K. Prospectus and the U.S. Offer Document are first disseminated and end upon expiration of the acceptance period for the Offer (including any subsequent offering period). Accordingly, the

Restricted Period will last at least 20 U.S. business days and may be significantly longer.

ABN AMRO and Barclays entered into a Merger Protocol on April 23, 2007, as amended on July 23, 2007 and July 30, 2007, and by letter agreement on August 3, 2007, pursuant to which the Offer will be made. The Merger Protocol provides for a combination of their businesses, with Barclays as the holding company for the combined group. As a result, ABN AMRO may be deemed to be an "affiliated purchaser" of the Barclays as defined in Rule 100 of Regulation M. Further, ABN AMRO Affiliates that regularly purchase securities for their own accounts and/or the accounts of others may be deemed to be "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M. Accordingly, their market activities may be subject to Rule 102 throughout the Restricted Period. No ABN AMRO Affiliate will participate in the Offer as a distribution participant and, therefore, Rule 101 will not apply. As such, we request relief for the market activities described in this letter under Rule 102.

Under Rule 102, ABN AMRO Affiliates would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Barclays Shares or Barclays ADSs during the Restricted Period, except to the extent that one of the specified exceptions under the applicable rule is available. There are no exceptions available under Rule 102 that would permit ABN AMRO Affiliates to engage in the Market Activities described in Section II of this letter. Therefore, without the requested exemptive relief, ABN AMRO Affiliates would not be permitted to engage in their respective activities for the entire duration of the Restricted Period.

If the Market-Making Branch is unable to continue its market-making activities in the ordinary course, it would not be in a position to provide liquidity in Barclays Shares to its clients on a day to day basis because it would not be able to execute transactions for its clients solely on an agency or riskless principal basis. ABN AMRO believes that these activities will not have a significant effect on the market price of Barclays Shares.

If the Derivatives Market-Making Units and the Hedging Units are precluded from conducting market-making activities in the derivatives or effecting hedging transactions in Barclays Shares relating to the derivatives on behalf of their customers, and on behalf of themselves in the case of derivatives held by them in order to accommodate customer requests, the application of Regulation M could have serious adverse effects on their ability to meet their clients' demands for derivatives on Barclays Shares. Given that these hedging transactions are entered into in connection with derivatives on Barclays Shares which were entered into by or at the requests of their customers, these business units would have to cease providing such derivatives services to their customers if they were prohibited from effecting these hedging transactions.

Separately, if the Derivatives Market-Making Units, the Hedging Units and Brokerage Units are precluded from effecting hedging transactions in Barclays Shares relating to derivatives on Barclays Shares in their proprietary trading portfolios prior to the commencement of the Restricted Period and entered into in the ordinary course of business and not in contemplation of the Offer, these units may be forced to unwind these derivatives or to incur losses as a result of their inability to properly hedge these transactions.

These derivatives market-making and hedging activities historically have represented a small proportion of all trading in Barclays Shares, and for the 12 months ended June 30, 2007, the average daily volume of Barclays Shares traded pursuant to these activities represented less than 1.0% of the worldwide average daily trading volume of Barclays Shares (including Barclays Shares represented by Barclays ADSs). ABN AMRO believes that these activities will not have a significant effect on the market price of Barclays Shares.

The Asset Managers have fiduciary or similar duties under applicable local law to invest the assets of Discretionary Managed Funds and to make recommendations as to the investment of the assets of Non-Discretionary Managed Funds, in the best interests of the beneficiaries of those funds. Accordingly, the Asset Managers would be prohibited by law from trading in Barclays Shares or Barclays ADSs unless the Asset Manager believed that such trading was in the best interests of the Discretionary Managed Funds' or the Non-Discretionary Managed Funds' beneficiaries. In addition, the Asset Managers have contractual obligations to invest the assets of Non-Discretionary Managed Funds and Index- or Model-Driven Funds according to the instructions of the beneficiary or in a pre-specified manner. Accordingly, the Asset Managers would be prohibited by contract from trading in Barclays Shares or Barclays ADSs unless doing so complied with the terms and conditions that governed the management of such Non-Discretionary Managed Funds or Index- and Model-Driven Funds. Insofar as the Managed Funds historically have engaged in low volumes of trading in Barclays Shares and Barclays ADSs and that the Asset Managers intend to conduct the trading activities in the ordinary course of business, ABN AMRO believes that it is unlikely that such activities could have a significant effect on the market price of Barclays Shares or Barclays ADSs.

The Trustees and Personal Representatives similarly have fiduciary or similar duties under applicable local law to invest the assets of the Trusts and Estates in the best interests of their beneficiaries. Accordingly, the Trustees and Personal Representatives would be prohibited by law from trading in Barclays Shares unless the Trustees and Personal Representatives believed that such trading was in the best interests of the beneficiaries of the Trusts and Estates. The activities of the Trustee and Personal Representatives historically have represented a small proportion of all trading in Barclays Shares, and for the 12 months ended June 30, 2007, the average daily volume of Barclays Shares traded pursuant to these activities represented less than 1.0% of the worldwide average daily trading volume of Barclays Shares (including Barclays Shares represented by Barclays ADSs). ABN AMRO believes that these activities will not have a significant effect on the market price of Barclays Shares.

In the absence of an exemption the Brokerage Units would be unable to execute or facilitate unsolicited brokerage orders submitted by their customers in the normal course of the Brokerage Units' business, thereby forcing their customers to take their orders elsewhere or to refrain from trading. It would place a significant burden on these customers to require them to transfer their Barclays Shares and Barclays ADSs to a securities account elsewhere, or to have the Brokerage Units place orders with another bank, in order to make trades with respect to Barclays Shares and Barclays ADSs. Moreover, the Brokerage Units would be likely to lose a significant number of these customers if they were prevented from providing them with customary facilitation services during the Restricted Period.

The activities conducted by the Brokerage Units for which this exemption is requested are by definition unsolicited, so ABN AMRO believes that there is no opportunity for manipulation of Barclays Shares or Barclays ADSs by an ABN AMRO Affiliate. Further, these activities have historically represented a small proportion of all trading in Barclays Shares, with the average daily volume of Barclays Shares traded pursuant to these activities for the 12 months ended June 30, 2007 representing less than 1.0% of the worldwide average daily trading volume of Barclays Shares (including Barclays Shares represented by Barclays ADSs) for the same period. ABN AMRO believes that these activities will not have a significant effect on the market price of Barclays Shares.

Finally, ABN AMRO also believes that the marketing and sale by Banking Units of funds that may include Barclays Shares is unlikely to have a significant effect on the market price of Barclays Shares. Moreover, the financial planning and investment advisory activities of the Banking Units do not constitute bids for or purchases of Barclays Shares, and ABN AMRO believes that it is unlikely that such activities would constitute inducements to purchase Barclays Shares. If these activities did constitute inducements to purchase Barclays Shares, ABN AMRO believes that the policies and procedures which prohibit it from recommending the purchase or sale of Barclays Shares are sufficient to preclude such activities from having a significant effect on the market price of Barclays Shares.

ABN AMRO also notes that it has established "Chinese Wall" procedures to prevent price-sensitive information from passing between any area in which market-making, derivatives hedging, asset management (including any investment oversight committee), brokerage, banking-related or trustee or estate activities of the ABN AMRO Affiliates are conducted and any other area of ABN AMRO in which price-sensitive information relating to Barclays Shares, including information relating to the Offer, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, the ABN AMRO Affiliates are generally able to continue their respective market activities. ABN AMRO will continue to maintain these Chinese Wall procedures during the distribution of Barclays Shares and ADSs in connection with the Offer. Furthermore, the ABN AMRO Affiliates will continue to conduct their market activities free of direction from senior management of ABN AMRO, including management with responsibility for the proposed combination with Barclays.

The Market Activities described in this letter are important aspects of ABN AMRO's business as a major global financial institution and, therefore, interrupting those activities for such an extended period could also have an adverse impact on ABN AMRO's business, including its ability to properly manage its risks.

Barclays Shares and Barclays ADSs would easily qualify as actively traded securities that are exempt under Rule 101(c)(1) of Regulation M, with an average daily trading volume in the year ended December 31, 2006 of approximately £34.5 million (or approximately US$67.2 million at the exchange rates prevailing on June 15, 2007) and a public float value significantly in excess of US$95 billion as of June 15, 2007. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the Barclays Shares and Barclays ADSs. However, because the ABN AMRO Affiliates may be deemed affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what market makers and brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

ABM AMRO believes that the risk of market manipulation by ABN AMRO Affiliates is limited by: (1) the information barrier policies and procedures that they have in place; (2) the fiduciary or similar duties to which many ABN AMRO Affiliates are subject; (3) the fact that the Market Activities that are the subject of this request for exemptive relief are ordinary course market activities of the ABN AMRO Affiliates rather than activities commenced or managed in contemplation of the Offer; (4) the fact that trading by ABN AMRO Affiliates in Barclays Shares and Barclays ADSs is subject to and will be conducted in accordance with applicable Dutch, U.K. and other laws; and (5) as discussed in greater detail below, applicable U.K. law provides important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

For the foregoing reasons, ABN AMRO asks the Staff to provide an exemption from Regulation M that would allow ABN AMRO Affiliates to continue to engage in the activities described above during the Restricted Period.

V. The United Kingdom Regulatory Market

The key legislation and regulation governing market activities and market conduct in the United Kingdom is the Financial Services and Markets Act 2000 (the "**FSMA**"), the Criminal Justice Act 1993 (the "**CJA**") and the Code of Market Conduct[4], as well as the EU Market Abuse Directive and the EU Stabilisation and Buybacks Regulation. In addition, companies listed on the UK Official List, such as Barclays, must comply with the relevant obligations under the Listing Rules and companies admitted to trading on a regulated market in the United Kingdom, which includes the main market of the LSE, must comply with the Disclosure and Transparency Rules of the U.K. Financial Services Authority (the "**FSA**") in order to meet the transparency and disclosure obligations required under the United Kingdom regulatory regime.

The principal enforcement body for transparency and compliance in market activities and market conduct is the FSA, although the U.K. Department for Business, Enterprise and Regulatory Reform has the power to investigate offences under the insider dealing regime and can appoint inspectors to investigate and report on suspected offences. The FSA is the competent authority for the monitoring and enforcement of the Listing Rules and the Disclosure and Transparency Rules.

The handling of price sensitive information in the United Kingdom is governed by the CJA insider dealing regime (which relates to dealing in, encouraging others to deal in, and disclosing of price sensitive information in relation to price-affected securities and imposes criminal sanctions), the market abuse regime under the FSMA (which targets insider dealing activities and behaviour resulting in the illegitimate manipulation or distortion of a qualifying market and imposes civil liability) and the Disclosure and Transparency Rules (which require prompt disclosure of insider information to the market, subject to certain limited exceptions).

Companies in the United Kingdom whose shares are traded on a regulated market such as the LSE must comply with the vote holder and issuer notification rules under Chapter 5 of the Disclosure Rules and Transparency Rules. The rules require direct and indirect shareholders of issuers whose shares are traded on a regulated market (as well as holders of certain types of financial instrument relating to those shares) to inform the issuer and the FSA of any changes to major holdings in the issuer's shares. In particular, a listed company which acquires its own shares must make public the percentage of voting rights attributable to those shares which it holds as a result of the transaction as a whole as soon as possible, but in any event not later than four trading days following the acquisition where

[4] The Code of Market Conduct is a code of practice adopted by the FSA pursuant to rule-making authority granted to it by the FSMA.

that percentage reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights.

VI. Relief Requested

As discussed above, ABN AMRO is seeking exemptive relief from the application of Rule 102 of Regulation M to permit ABN AMRO Affiliates to continue to engage in the Market Activities described in Section II of this letter during the Restricted Period.

All of these activities would be conducted in accordance with applicable local law and in the ordinary course of business in the U.K. and other non-U.S. markets.

As a condition to the relief being requested, ABN AMRO would undertake to request Barclays to include disclosure in the prospectus included in the Form F-4 that will be distributed to ABN AMRO shareholders located in the United States and holders of ABN AMRO ADSs worldwide. The disclosure would be substantially similar to the following:

> Since the announcement of the Offer, certain ABN AMRO Affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Barclays Shares. Among other things, ABN AMRO Affiliates have made a market, from time to time, in derivatives (such as options, warrants and other instruments) on Barclays Shares by purchasing and selling derivatives on Barclays Shares for their own accounts. ABN AMRO Affiliates have also engaged, and intend to continue to engage, in dealings in Barclays Shares for their accounts and the accounts of customers for the purpose of hedging their positions established in connection with certain derivatives activities (such as options, warrants and other instruments) relating to Barclays Shares entered into by ABN AMRO Affiliates and their customers. In addition, certain ABN AMRO Affiliates have engaged and intend to continue to engage in transactions in Barclays Shares as trustees and/or personal representatives of trusts and estates. Certain ABN AMRO Affiliates have also marketed and sold and intend to continue to market and sell to customers funds which include Barclays Shares and have provided and intend to continue to provide to customers investment advice and financial planning guidance which may include information about Barclays Shares. All of these may occur in the Netherlands, the United Kingdom and elsewhere outside the United States.
>
> Separately, certain asset management companies that are ABN AMRO Affiliates have purchased and sold, and intend to

> continue to purchase and sell, Barclays Shares and Barclays ADSs as part of their ordinary investing activities, as well as to effect unsolicited brokerage transactions in Barclays Shares and Barclays ADSs with their customers. Other ABN AMRO Affiliates have engaged in and may continue to engage in the lending of Barclays Shares and Barclays ADSs. These activities expected to continue to occur solely outside of the United States.
>
> Further, ABN AMRO, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in Barclays Shares by purchasing and selling Barclays Shares for its own account in the United Kingdom on the London Stock Exchange. ABN AMRO is not obliged to make a market in Barclays Shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Barclays Shares.

As a further condition to the relief being requested, ABN AMRO will undertake to keep records ("**Records**") of the date and time at which any Barclays Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of Barclays Shares purchased or sold and the price of purchase or sale, for each purchase or sale of Barclays Shares that ABN AMRO Affiliates make during the Restricted Period (this information will not include any client-specific data, the disclosure of which may be restricted under local law). ABN AMRO will maintain the Records for a period of two years following the end of the Restricted Period. Upon the written request of the Director of the Division of Market Regulation of the Commission, ABN AMRO will make the relevant records available at the Commission's offices in Washington, D.C.

In connection with the relief requested by ABN AMRO in this letter, please note that the Commission has granted substantially similar exemptive relief from Regulation M to Banco Bilbao Vizcaya Argentaria, S.A. under the exemptive letter dated June 25, 2007; to Allianz SE under the exemptive letters March 23, 2007 and April 10, 2003; to Banco Intesa S.p.A. under the exemptive letter dated November 1, 2006; to Sanpaolo IMI S.p.A. under the exemptive letter dated November 1, 2006; to Banco Santander Central Hispano, S.A. under the exemptive letter dated September 10, 2004; and to UBS AG under the exemptive letter dated September 22, 2000.

* * *

If you have any questions about this request, please do not hesitate to contact me (+44-20-7418-1376), Margaret E. Tahyar (+33-1-56-59-36-70) or John Meade (+44-20-7418-1011). We appreciate your assistance in this matter.

Very truly yours,



Jeffrey R. O'Brien

cc: Josephine Tao
Elizabeth Sandoe
Joan Collopy
(U.S. Securities and Exchange Commission)

Eva Simon Thomas
Roger Munger
(ABN Amro Holding N.V.)

H. Rodgin Cohen
George H. White
Alan P.W. Konevsky
Dinesh D. Banani
Jeffrey A. Lynn
(Sullivan & Cromwell LLP)

Margaret E. Tahyar
John Meade
(Davis Polk & Wardwell)

END